UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

April 7, 2010

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Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

Crucell Announces Collaboration with GlaxoSmithKline Biologicals on Second Generation Malaria Vaccine Candidate

Leiden, the Netherlands (April 6, 2010) - Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that it has signed a binding letter of agreement with GlaxoSmithKline Biologicals (GSK) to collaborate on developing a second generation malaria vaccine candidate. Pre-clinical data from earlier studies indicated significantly enhanced immune responses against the malaria parasite (circumsporozoite stage of the Plasmodium falciparum) when Crucell's Adenovirus (AdVac®) technology and GSK's RTS,S/AS technology are used in combination, versus either component alone.

Under the terms of the letter of agreement, Crucell will contribute its recombinant malaria vaccine candidate, Ad35-CS, based on Crucell's AdVac® technology and PER.C6® manufacturing platform and GSK will contribute its late stage malaria vaccine candidate RTS,S/AS. Financial details of the agreement were not disclosed.

In October 2003 Crucell announced a program with the Walter Reed Army Institute of Research and GSK. The parties entered into a Cooperative Research and Development Agreement (CRADA) to evaluate Crucell's malaria vaccine candidate in pre-clinical studies. Crucell's vaccine candidate was tested as a stand-alone and in combination with GSK's malaria vaccine candidate RTS,S/AS. The tests conducted were designed to assess whether a combination of the GSK vaccine candidate with Crucell's vaccine candidate could lead to improved results. These pre-clinical studies showed significant enhancement of the immunological response when both vaccines were used in combination [1].

This collaboration now intends to progress this concept into human clinical studies. The companies will seek third party funding to advance the Ad35-CS and RTS,S/AS prime-boost candidate into a Phase I/IIa clinical challenge trial in the United States. Pending the results of the Phase I/IIa trial, the companies expect to advance the prime boost candidate in further clinical studies with the support of public or non-profit partners who are interested in accelerating the development of a malaria vaccine.

"We are very excited about this collaboration with GSK, which brings new impulse to the potential of eradicating malaria as one of the top three killers in the world," said Ronald Brus, Chief Executive Officer at Crucell. "Malaria currently represents one of the most prevalent infections in tropical and subtropical areas, causing close to 900,000 deaths every year, mostly amongst children. I am confident a partnership of this kind will allow us to take a vital step towards our goal of bringing meaningful innovation to global health."

About AdVac® technology

AdVac® technology is a vaccine technology developed by Crucell and is considered to play an important role in the fight against emerging and reemerging infectious diseases, and in biodefense. The technology supports the practice of inserting genetic material from the disease-causing virus or parasite into a 'vehicle' called a vector, which then delivers the immunogenic material directly to the immune system. Most vectors are based on an adenovirus, such as the virus that causes the common cold.

The AdVac® technology is specifically designed to manage the problem of preexisting immunity in humans against the most commonly used recombinant vaccine vector, adenovirus serotype 5 (Ad5), without compromising large-scale production capabilities or the immunogenic properties of Ad5. AdVac® technology is based on adenoviruses that do not regularly occur in the human population, such as Ad26 and Ad35. In contrast to Ad26 and Ad35 antibodies, antibodies to Ad5 are widespread among people of all ages and are known to lower the immune response to Ad5-based vaccines, thereby impairing the efficacy of these vaccines. All vaccine candidates based on AdVac® are produced using Crucell's PER.C6® production technology.

About PER.C6® technology

Crucell's PER.C6® technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. The production scale potential of the PER.C6® cell line has been demonstrated in an unprecedented successful bioreactor run of 20,000 liters. Compared to conventional production technologies, the strengths of the PER.C6® technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make PER.C6® technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.

About Crucell's malaria vaccine

Crucell is developing a recombinant malaria vaccine, Ad35-CS, based on the company's AdVac® technology and PER.C6® manufacturing platform. The vaccine candidate is made by inserting the gene for the CSP from the P. falciparum malaria parasite into adenoviral vectors, which act as a 'vehicle' for vaccination delivery. This prime vaccine candidate is currently being tested in a phase I study in partnership with the National Institute of Allergy and Infectious Diseases (NIAID).

About Malaria

Malaria is one of today's top three killers among communicable diseases. The disease currently represents one of the most prevalent infections in tropical and subtropical areas causing severe illness in approximately 250 million individuals worldwide and causing close to 900,000 deaths every year. Most of these deaths occur among children under the age of five and pregnant women in sub Saharan Africa. Unfortunately, mortality associated with severe or complicated malaria still exceeds 10-30 percent. Malaria is caused by the Plasmodium parasite and transmitted person-to-person through the bite of a female Anopheles mosquito. Although the overwhelming majority of illness and death associated with malaria occurs in the developing world, this disease also affects travelers.

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine called Quinvaxem®. Quinvaxem® protects against five important childhood diseases and over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. Through Quinvaxem® and its innovation, Crucell has become a major partner in protecting children in developing countries. Crucell's core portfolio also includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Argentina, China, Italy, Korea, Spain, Sweden, Switzerland, UK and the USA. The Company employs over 1200 people. For more information, please visit www.crucell.com.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties.  We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 22, 2009, in the section entitled 'Risk Factors'. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

Financial Calendar

11 May 2010	Q1 Results 2010
4 June 2010	Annual General Meeting of Shareholders
17 August 2010	Q2 Results 2010
9 November 2010	Q3 Results 2010
15 February 2011	Q4/FY Results 2010

For further information please contact Crucell:

Oya Yavuz

Vice President Corporate Communications & Investor Relations

Tel. +31 (0)71 519 7064

ir@crucell.com

www.crucell.com

[1] Stewart et al. Infection and Immunity, May 2007, p. 2283-2290, Vol. 75, No. 5

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
April 7, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations